Exhibit 99.1

NuCana Announces Completion of ADS Ratio Change

Edinburgh, United Kingdom, April 16, 2024 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced that the Company’s previously disclosed plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one (1) ADS, representing one (1) ordinary share, to one (1) ADS representing twenty-five (25) ordinary shares (the “ADS Ratio”) has been made effective. The ADS Ratio Change became effective on April 16, 2024 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio has the same effect as a one-for-twenty-five reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company. The change in the ADS Ratio is intended to further support the liquidity in the Company’s ADSs and to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. The exchange of one (1) new ADS for twenty-five (25) then-held (existing) ADSs occurred automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by Citibank, N.A., the depositary bank (the “Depositary”). Registered holders of the Company’s ADSs held in certificated form were required on a mandatory basis to surrender their certificated ADSs to the Depositary for cancellation and received one (1) new ADS in exchange for every twenty-five (25) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System (DRS) and the Depository Trust Company (DTC) had their ADSs cancelled and automatically exchanged, receiving one (1) new ADS for every twenty-five (25) existing ADS then-held. The Company’s ADSs continue to be traded on the Nasdaq Capital Market under the ticker symbol “NCNA”.

The ADS Ratio Change affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the ratio change would have resulted in a shareholder owning fractional ADSs. No fractional new ADSs were issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be proportionally equal to or greater than the previous ADS trading price prior to the change or that the Ratio Change will have any effect on the liquidity in the Company’s ADSs.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 study (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the potential impact of the change in the Company’s ADS Ratio on the ADS trading price and on liquidity in the Company’s ADSs; the Company’s ability to regain and maintain compliance with Nasdaq’s minimum bid price requirement and other continued listing requirements of the Nasdaq Capital Market, the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com